7 February 2007

RECEIVED

2008 FEB 13 A 11:24

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor Ltd
~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

08000719

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group and Nedbank Limited – resignation of independent non-executive director.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

HEAD OFFICE
135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa
Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 www.nedbankgroup.co.za

dw 2/14

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

NEDBANK LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1951/000009/06
JSE share code: NBKP
ISIN: ZAE000043667

NEDBANK GROUP LIMITED AND NEDBANK LIMITED - RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Nedbank Group and Nedbank Limited advise that Barry Davison has notified the boards of his intention to resign as an independent non-executive director with effect from 2 August 2008, due to increased time constraints arising from other interests.

Nedbank Group chairman Reuel Khoza expressed his gratitude to Mr Davison for the role he has played in the group over the past five years. "The board has benefited from Barry's extensive business experience and his independent thinking. Barry's immense contribution to the boards of Nedbank Group and Nedbank Limited and the board committees on which he served will be sorely missed."

Sandton
25 January 2008

For further information contact
Tier 1 Investor Relations
Tel: +27 (0)21 702-3102

Sponsors:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

END